FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 2, 2007

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ABN AMRO Bank N.V.	Second Quarter Results 2007

Second Quarter Results 2007
ABN AMRO Bank N.V.
971192
Rijkman Groenink
July 30, 2007
3:00 pm Greenwich Mean Time

Operator:
Good afternoon ladies and gentlemen. Welcome to the ABN AMRO Second Quarter Results 2007 Presentation.  At this time all participants are in a listen-only mode.  Later we will conduct a question and answer session.  I would now like to turn the call over to your host, Mr. Rijkman Groenink.

Huibert Boumeester:
What we’re going to discuss with you, of course, is first half ’07 results.  We will be joined shortly by Rijkman Groenink. To start to the discussion perhaps is around the operating performance.  We have a very select audience here, I hope.  We are joined in the webcast, but we still have, it remains select.

Male Speaker:	(Inaudible)…

Huibert Boumeester:
I have to really plead guilty as well this morning, so I think we just (inaudible).  The first thing that we would like to note is from the operating results in the first half of ’07 is that they show a pretty strong performance in conditions, of course, of uncertainties.  We’re going to first discuss those and then I would like to take you through the year of delivery discussion and then Rijkman will address the strategic options explored section.  If you have any questions as we go along, please do ask and I will try to answer them.

The first half results of ’07 show a strong performance; and why do we say that?  The reported revenue growth is 12.6% when adjusted; and, of course, we have adjusted for a number of items that you can see footnoted on the bottom of the page is actually 14.3% which has been driven by increase in operating income in all BUs.

We have, of course, seen a strong underlying performance in the BU global markets.  We had also seen, on a reported basis, expenses went up 14% but when adjusted at 8.6%, of course, leading to well below cost growth relative to revenues leading to very significant increases in reportings.

Operating result of 9.1%, but particularly up 29.1% (inaudible) of the adjusted operating results.

That, again, in turn then leads to a 3.6 percentage point improvement in the adjusted efficiency ratio to 68.5% for the first half.  That in turn, of course, leads to a reported profit which is marginally down of 1.4%, but on an adjusted basis is up 13.4% to EUR 2.39 billion and that is despite higher taxes and loan loss impairments and as a result obviously of some of the BUs, I had already alluded to, but also Asia, Latin America, and Europe; and

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we see indeed that the markets business unit has led the further driving of increased operating profit significantly.

That’s where I would like to start sort of finish the first summary of the result. Of course there is a comparison that we’ve made core queue on queue, but we remain, as we’ve said, well on track to beat the 2007 EPS target of EUR 2.3 on an adjusted basis.  We do that from a position of capital strength, 6.12 (inaudible) one and an 8.17 tier 1 ratio and therefore we feel that in the right combination of caution and, of course, reflecting the improved earnings that we’re able to pay a dividend of $0.58 which is up 5.5%, so far the general and sort of statement on the first half results.

The next slide shows that depicted, and I’m happy to come back to this EPS discussion should you want to, but it’s clear from these numbers that we are well positioned to deliver on an EPS basis.

If you look at the adjusted revenue growth by 14.3%, which has been driven by higher revenues on BUs, of course, you can see with the exclusion, of course, of our group functions BU, contributions from all BUs, or be it that some BUs have seen a marked improvement in terms of revenue growth.  Notable, as I said earlier, are the business unit Europe, Latin America, and Asia; and if you look at the light yellow boxes you can see the contribution and growth in contribution from the global markets set of products is quite significant as well, supported by robust growth of global clients.

Are our costs under control?  We would say “yes” because the adjusted expenses, excluding bonus accruals are up by only 1.5% year-on-year. This is in our view is a result of cost measures we’ve taken in 2006 and further savings from services.

If you look at the adjusted operating result that flows through from all of this, you can see that the picture is slightly more mixed but generally on the same trend line for the different BUs.  Antonventa has not quite been able to keep up its operating result, but all the other BUs have been able to (inaudible) group functions.

The efficiency ratio improvement we would say is therefore rather dramatic with a 3.6 improvement in the efficiency ratio, a very solid result delivered, as I said earlier, based on our measures taken in 2006 and on our efforts on the services side.  If you translate that to the adjusted efficiency ratios by BU, it translates therefore an improved efficiency ratio in almost BUs, some by significant margin, as you can see, in the business unit, Europe and also in the business Europe, business unit, excuse me, North America.

Provisioning, I think it’s well within the expectations generally.  Provisions growth has been there in the Netherlands as a result of some corporate provisions we’ve taken, hardly any provisions in the portfolio of Europe, some provisions in Antonventa, and we’ll come back to that as to what that means for the rest of the year, and

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basically we see all the significant growth for provisions in the business units that are subject and leaders of growth, namely the business units – Latin America and the business unit Asia both representing provisions that are accumulated as a result of very significant growth of the balance sheet.

All of this means that on a temporary basis our group ROE is below 20%; however, our return on assigned risk capital of all our operating BUs, almost all, I should say, (inaudible) Antonventa is about 20% by a significant margin in certain cases.  Also our global clients unit has been able to achieve for the first time return on assigned risk capital which is above 20% at 22%.

We had shared with our designs and deliverables for 2007 at the publication of the annual results for ’06 and indicted how we were going to go about it even earlier, very much based on improving our operating performance, increasing focus and capital discipline.

On the growth side, I would like to share with you, for instance, some numbers on our total retail loans growth.  You might note that there’s been significant and continuous growth in that area since the early part of ’04. The retail growth over the period, over the one-year period is 31.2%.  This is still done, I think, at very appropriate risk levels and risk costs.  Expenses are up but by no means at the same level, which has led to an improvement in our efficiency ratio in Latin America, which is 95%.  Brazil, as I’m sure you’re all aware, we are approaching the same performance as our peers.  In the BU Asia we’ve seen strong operating income increases by 38%.  We have started to drive our home our focus on selected markets – India, Greater China, UAE, Indonesia, and Pakistan.  You’ve seen us making some minor acquisitions in both Pakistan and Indonesia and those are in the progress of being prepared for integration.  In June we also received approval to go local and to build our bank further in China proper.

Antonventa has been, of course, some disappointment to us, particularly the growth of operating income as you can see at a level of 1.9% does not fully reflect both the conditions in the Italian marketplace and our aspirations for Antonventa.  We have made significant further investments in the client base and we have also taken other actions to attract new customers.  If you look at that, we have to, of course, say that it is uncertain whether Antonventa will continue to meet it’s 500 million euro targeted profit for the period on a stand-alone basis, but we certainly are confident that this will be higher than the profit for the period in ’06 which was EUR 413 million.  We have undertaken significant initiatives and therefore do expect that profit to pickup, but it hasn’t picked up as quickly as we had hoped in Antonventa.

On the efficiency side you can see the primary views where we were focusing on efficiency, apart from the BU Europe, the BU NL, and the NU North America we’ve seen that the BU NL is on track to deliver improvement of efficiency ratio in ’07, seen a good

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improvement of operating income in the first half, good volume growth in commercial loans, however some lower margins; and we’ve also seen good cost control and we’ve seen some benefits from the additional services savings leading to an efficiency ratio of 65.6 for the first half of ’07 and that’s quite a ways since where we were, of course, at the beginning of 2001. If you look at the movement in efficiency ratios with LaSalle, there we also saw operating income up at constant effect rates, of course, the U.S. dollar has gone on a bit. We saw the operating expenses up. Of course, we have made some higher bonds accruals to pay for performance and costs up by 5.2%, which has allowed us to benefit some already from the successful execution of cost measures and you might have note that we have executed our 5% head count reduction during the course of the first two quarters of this year.

Finally, as part of our plan, we wanted to accelerate our steps to make sure that BU Europe reached profitability in 2007.  We have taken, had taken, and have taken certain actions to make sure that this would happen.  Significant cost control, FDU reduction and service initiatives helped us.  We also made sure that we pushed ahead on the shift in client mix with a further focus on financial institutions which has led to a very significant increase in revenues for the BU Europe, which combined with the cost measures we’ve taken has now led to a profitable unit delivering for the period 243 million euros.

We’ve also seen a similar over the last three years strong improvement in the efficiency ratio of the BU global markets.  Global markets were able to record revenues at levels which have not seen before and driven really by momentum across franchise.  Growth has been and will continue to be supported by tight ongoing cost control and as a consequence of all of this on a like-for-like basis profit for a period increased by 76.3% to euro 730 million the first half of ’07, a significant improvement both in profitability, efficiency ratio, and capital returns.

Global clients, we had said that global clients needed transition itself to making better use of its capital, restricting its access to capital, and seeing more fees and commissions as revenue base. Revenues did increase by 29.4% to 1.5 billion in the first half of ’07.  We also saw an increase in revenues, in fact a strong ECM/M&A results and the sale of non-capital intensive global markets products that has led to a significant improvement of the efficiency ratio and finally a very solid return on assigned risk capital.

Focus: Over the last four years, five years, I should say, since 2001 we have divested ourselves of a significant number, approximately 40 subscale and non-core assets.  Of course, you are very familiar with a number of them – LeasePlan, Bouwfonds, U.S. mortgages.  We continue to divest smaller units from within business units such as our private clients business in Miami and our 50% stake in a joint venture with ABN AMRO Mellon, which will only be reflected in the third quarter numbers. We’ve obviously also after a long

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consideration and taking opportune use of price and moment disposed of LaSalle and reduced our footprint. Combined with this we had over the last couple years made selective acquisitions and we have an ongoing commitment to manage our capital tightly and this will led to a few very small, small portfolio disposals, but we have no intention of making major disposals at the current time.

I already alluded to the strict capital discipline. You can see that we’ve clearly managed it in terms of both growth and results to core tier 1 ratio which is well in line with our yearend targets of 6% and 8%.  We’ve also been able to manage our risk-weighted assets to the extent of staying just below 300 billion, that’s 294 billion.

This…  All of this leads us to a situation where we are well on track to deliver an EPS of 2.3 in the full year. Certainly with an adjusted EPS of 1.26 in half one, we should be in a good position to achieve that. Of course there is some uncertainty in the second half of this year and we feel however that even in that uncertainty we’ll be able to deliver on our EPS target of 2.3.

This is where I hand over to you.

Rijkman Groenink:
I’ll just (inaudible).  Thank very much Huibert.  I’ll just follow-up with the, to cover the second part, the second press release which came this morning on the merger situation and start with the short review of where we come from.  Of course all our strategic analysis and exercises have been based on the vision which we have developed over the years for ABN AMRO.  The ambition to be a leading European based bank, sustainable market positions in growth markets, particularly in Brazil, Asia, and Italy, and focusing ourselves as a client led organization on the needs of our, particularly our mid market consumer and commercial clients.  On the basis of managing for value, creating value for our shareholders with ambition targets in terms of beating our peers in terms of efficiency growth and capital management.

Now over the years the ways how to reach those goals have evolved.  Now of course organic growth has always been a part of our package.  Also, acquisitions have been part of the game.  We have for years explored the possibilities on merger of equals.  We kept in reserve a merger of, a merger in which we will be a junior partner and at the bottom of the list, of course, being acquired.  Now over the, in the course of 2006 we have come to the conclusion that we should expand our review to also include a merger as a junior partner in a merger and to that end we intensified our talks with a number of potential parties in Europe.  Next to reviewing the options of a merger we continue to review alternatives like stand-alone case or breakup of the bank.  We assess those alternatives first as a merger, we came to the conclusion that a merger in which we will be a junior partner will meet most of our visionary requirements and that it will be better than a stand-alone scenario as we are presently working on. We announced a merger with Barclays on the 23rd of April.

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The rational for that merger you will find on page, next page. Listen, sorry, I’m a little bit slow in turning the pages.  What are the opportunities from the merger with Barclays?  It’s actually a significant opportunity accelerate our strategy for growth in the growth markets. It creates better opportunities to serve our customer, broader markets product capabilities from cards, asset management, and capital markets, and also the financial metrics of the deal, the equity stories are very good, very strong cost synergies, and very high opportunities for revenue synergies going forward.  Of course it’s highly, it’s (inaudible) to the fact that we can also show high cost synergies, it’s highly, the combination is compatible with each other and complimentary.

The Board’s decision was very clear on the 23rd of April.  We combined it with the sale of LaSalle, which was an opportunity arising in the last four days of negotiations.  Why did we take this opportunity?  Just to repeat it again, we took this opportunity because it sets the value of LaSalle and it sets, it set that part of the deal and it helped us to extract a higher offer from Barclays with something like two euros.  Interestingly enough, of course, also subsequently when the Consortium came in with their bid, they had to base themselves on the bid already (inaudible) Barclays so the sale of LaSalle also originally helped immediately to put in a higher number from the Consortium.  As I said, we reviewed stand-alone options both on a stand-alone basis and a managed break up analysis on the 22nd of April together with the merger proposal from Barclays and again we came to the conclusion that those options were not attractive enough, not creating enough value and at the same time of course the most important thing, the execution of this would totally lie with shareholders of ABN AMRO.  So the Board, the merger with Barclays was recommended.  The logical consequence of the negotiations we had with the Barclays and the choice, the active positive choice we made ourselves.

Now the meantime of course a lot has happened.  Until we reached the 23rd of July last week, well we reached a situation in which we had a firm offer of the Consortium on the table and we had a revised proposal from Barclays and this allowed us for the first time to really compare the two offers because they are, they’re actually bidding for the same ABN AMRO, the same assets, and it created the opportunity to evaluate them next to each other and there with also setting a next step in creating a level playing field for those bidders and for our shareholders.

On the... Interesting complication, of course, is the Dutch law situation which requires from the managing Board and supervisory Board to express a recent opinion on the merits of a proposal to all stakeholders, the bank and all stakeholders including shareholders.  So the Dutch law requires from the Board not only to review an offer with a purpose of a being capable of recommending it to shareholders but it has a grounding and ramification.  So we did review the Barclays’ offer in that context and we concluded that the

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offer of the merger plan of Barclays deserves our support, our continuing support. It fits perfectly with our strategic vision.

It has all the elements of a deal which we prefer, except for the fact that of course the price offered by Barclays at this point in time due to valuation of the Barclays share in the market is not superior to the offer made by the Consortium and therefore it cannot be recommended to our shareholders.  So on the request of Barclays to make the recommendation, we had to respond negatively, which we have done.  Amendments to the merger protocol have been affected. The deal is, it continues to be governed by the merger protocol with a number of amendments which we have filed today.  We reviewed on the same basis and with the same intensity the Consortium offer. The industrial plan of the Consortium offer, of course, which is based on the breakup of ABN AMRO doesn’t have the same value and merit to ABN AMRO and stakeholders as the Barclays’ offer.  In that sense it has not the same reach. But, of course, we have to make it clear that obviously the price offered for ABN AMRO to ABN AMRO shareholders by the Consortium is superior to the offer from Barclays.  But, at the same time, that doesn’t allow us to recommend that offer today because there are a number of unknowns, uncertainties, and potential obstacles which make it at this point in time impossible for us to recommend.  To mention a few of the uncertainty around the shareholders meeting outcome, the shareholders meeting of particularly (inaudible) whether will approve the increase in their share capital, secondly the funding situation for particularly again (inaudible) and their present market circumstances. Thirdly, the Dutch Central Bank recommendation to the ministry, we have no idea about the position of the Central Bank East whether they will agree, not agree, or agree with conditions and whether those conditions will be manageable by the Consortium (inaudible) so creates a substantial uncertainty and the last part which of course directly relates to the first three. There is a very general (inaudible) in the documentation which we think believe is not acceptable to our shareholders, so a number of things have to become clear, all have to be changed before we will be in a position to recommend the offer from the Consortium.

So the conclusion was after two days of deliberations that we could not recommend either offer to shareholders.  We will engage with both parties to further explore the offers, both the financial side of it whether any improvements are possible.  But also particularly with the Consortium, we want to engage actively to establish whether our concerns around the execution of the transaction can be mitigated or taken away and we guessed that also the Consortium has some further questions to ask from us.  So we will work the coming weeks and months to see that…  And as far as it relates to ABN AMRO, both offers have a fair chance of being made available to shareholders for their choice.

So that’s the position as of today .We all know that things may change. Also the position of the Board of ABN AMRO may change

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depending on the circumstances. We will be reviewing the situation regularly in the coming weeks and take all subsequent developments into account and it looks like the most likely situation that some were before the EGM to be held somewhere in September that we will have a definite review position again and that we will come out with a, with a new position at that point in time.

This is as far as our presentation go. I’ll end up with putting our conclusions on the screen so that you can just absorb the conclusions of our presentations on the numbers and on the strategic developments.  So I think we should leave it at this and give you an opportunity to ask questions.

Yeah, go ahead.

Male Speaker:
I would like to ask a number of questions, if I may.  First, when you received a letter early this year, TCI, and one of the reasons why they wrote you a letter and I wanted to propose some changes was that they thought that the share buys was rather disappointing in the past few years. I remember in particular a period when the share price dropped well below 20 euros, which was rather disappointing when you continue to proceed with the acquisition of (inaudible), although perhaps some shareholder disapproved of that.  Now with a 150 million net profit in the first half of the year, let’s say on an annual basis 300 million for a bank for which you paid 7 billion euros, don’t you think that shareholders at the time were right and that you shouldn’t have proceeded with the acquisition?

Rijkman Groenink:
Well I don’t think with all respect to shareholders so that those shareholders certainly did not, could not foresee that this result in the first half of 2007 will be the result. There was a general sense, I don’t think there was any question whether the acquisition by ABN AMRO was strategic or not. I think there was general consensus it was.  But there was a, there was some feeling in some quarter for shareholders that we were paying a rich price, too rich a price maybe.  We have based ourselves at the time very much on the business plan by the company and we have done our, done of course our own independent review of the capabilities.  What we have to agree is that the, that Antonventa has, is taking more time than we anticipated.  Well, first of all, of course, when we made our decision to bid for Antonventa, between that time and actually when we got control over the bank was a year later, so only in April 2006 we were in control of Antonventa and we could get into the company. Now we would have thought that by the end of the year we would not only be totally in control but also that we would have everything on track in terms of improving the performance organizational structure, key people in management teams, new products launched, refurbishing of the branches, you name it, a very, very aggressive and ambition program.  It took us more time.  The organization did not respond as quickly as we wanted.  So what we see up till now and therefore we still believe is that, yes, indeed we are behind but we are behind and not off the track, but it’s going

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slower. Certainly also a part from a number of one-offs left and right, negative and positive in the first half it is true that the bank has not grown as fast as the Italian markets as such which in a number of areas is of course hurting the performance of the bank and Huibert can elaborate in detail if you want some more detailed numbers. But we are convinced that we’re still on the track and that we are executing our programs albeit slower; although, we don’t think that we cannot be certain that we can make the 500 billion which we indicated. We will be… We are confident that we can beat last years results, so somewhere between 413 and the 500 million will be realized by Antonventa. There is a steep increase in operating performance but it’s based on what we see today and the acceleration of activities and the organization getting really ready to market its products and services to its customer base. Of course, this works its way through also to the projections for the next year and the year after and we believe that we can, we still have the capability of making the projections which we had ourselves also for 2008. So on the basis of that, if we do continue to make those projections, then we can maintain that this acquisition was not only strategically very well positioned, but also that from a financial perspective we will be meeting the hurdle rates which we have set in terms of return on original investment within the timeframes still which we set for it.

Huibert Boumeester:
The only comment I would add that too I think a very holistic description of Antonventa is of course that your assumption of the 300 million net profit would be the end result is therefore not subscribed to by us as we are forecasting perhaps some difficulty of achieving the 500 million, but certainly as expect, as Rijkman has already said, to exceed the previous year’s net profit of 413.  On that basis I think you need to look at the performance of Antonventa and as in the following years we will closely need to track the performance to make sure that everything is going on course. We feel that we’ve done quite a lot in the last months to provide a firm platform for growth in Antonventa.

Male Speaker:	I still have a few other questions.

Rijkman Groenink:	Sure.

Male Speaker:
Two euro 30 was your target for this year.  With an EPS of 1.26 for the first half it seems indeed as if you are quite well on track, at least with this target.  However, usually first half is traditionally much better than the second half for ABN AMRO.  Given the fact that long-term interest rates have been coming down more recently, it looks as if your ALM results, which have been declining already in the first half, will decline further in the second half. Given market (inaudible), I can imagine that the good result of global market can at least be maintained in the second half, even if you are making 2 euro 30 for the full year, do you think it’s likely that the second half will not be as strong as the first half?

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Rijkman Groenink:
I’ll give the general answer, then Huibert can fill in with what he wants to add. If you produce 1.26 on an adjusted basis in order to make it comparable to the 2.30, which also suggested number, then if you would just simply double that number, you get to… I can’t count but it’s something like 2.52, yeah. Now 2.52 is more than 2.30 and if we say that we maintain 2.30, at least 230, that it indicates, I think you alluded to that, that indicates that we are cautious with the second half so…  The reasons for being cautious are the ones you mentioned yourself, market turbulence is something which probably could affect the global markets performance; spreads coming down, I’m not so sure whether that’s a serious influence on our business, the first half normally being better.  Well that’s true, but last year it wasn’t, for example, that it was not true.  But we also have our own reasons. We have done a bottom up forecast for the full year taking into account the assessments of the businesses BU by BU and the cautioning we have is ABN AMRO specific and that of course is that we cannot exclude that the prolonged period of uncertainty will cause some slowdown of business generation it is possible.  We haven’t seen any effects of that in the first half year, but of course it cannot be excluded, so that makes us apart from market conditions slightly cautious on the second half, but not that cautious that we cannot and dare not to maintain our forecast for EPS.

Huibert Bourmeester:
Yeah, I think the EPS number is also of course derived off the kind of products that we sell in the markets, you rightly point to global markets, which are very active in both equities, fixed income, and all sorts of credit products.  We also have of course expectations for our other BUs. The combination of the corporate uncertainty and the forecasting that we’ve done leaves us to be cautious, but still quite firm on the statement that we’re well on track to deliver the 2.30 EPS which should give comfort to our shareholders, but also to market at large and particularly the two bidding parties that are looking at our results.  As Lagman Cortwrighty* says, “We have not seen any material impact yet from the corporate uncertainty that only the uncertain conditions that we have for ABN AMRO.”  We are cautious.  We’re not saying that there will be material impacts.  We are just cautious and therefore with some caution we look at our numbers and that leaves us on the base of our forecast and all our assessments to say, “We’ll certainly make the 230, but beyond that we want to be a little bit more cautious.”

Rijkman Groenink:
If you look at the components of course the third and the fourth quarter, the third quarter, of course, is traditionally slow and ABN AMRO has been every year and there’s no reason to expect that to be different this year; although, I understand that people are still happy over the pipelines in July and that of course would have to be made up by a fourth quarter in order to be in line more or less with the second quarter and there of course the caution sets in because we cannot look beyond the next few months to see whether the pipelines businesses are effected indeed by the (inaudible) corporate uncertainty.  So it’s particularly looking out to the fourth quarter that we cannot exactly say what the affects will be.

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Male Speaker:
I’ll ask the last question on the corporate uncertainty.  You can reduce that perhaps by coming as soon as possible with a clear vote on either one of the two parties.  Have you made a date, set a date yet for the shareholders meeting and is it possible that of the shareholders meeting of (inaudible) and Royal Bank of Scotland next week if they decide positively on the acquisition that you may come up with a vote before the EGM?

Rijkman Groenink:
There is no vote in the EGM.  In the Netherlands recommendation, because vote, shareholders vote by selling their shares to one of the bidders and that we cannot influence apart from talking to our friends, but the Consortium has already said it’s offering period until the 6th of October. We understand that Barclays will do more or less similar period, so that means that the shareholders will have the opportunity to actually select which bid to take for the next two months and there’s not of our doing; that’s their doing.  There’s nothing we can do about it because we cannot… The interesting thing is that a recommendation of ABN AMRO for one of the two bids is not likely to change the behavior of our shareholders at all.  Our shareholders will be, most of them will be (inaudible) for: What’s the highest price available from any of the two? They don’t care whether Consortium wins or Barclays. They want the highest price.  Substantial part of our shareholders will take that position and there is a smaller group, probably a smaller group because we don’t know any percentages because we don’t have a register, so it’s only a market information that we can base our self, but a smaller percentage… There’s also a group of institutions who have to take the highest bid according to the bylaws and then there is a group who has the freedom to make a choice and that group, which is probably smaller, they will not just look for the highest cash offer, they will also look to the investment opportunity of reinvesting the money and that of course is that option is only available on the Barclay side.  So in order for the shareholders wanting the highest price, they will probably just wait as long as they can before they actually sell their shares to any of the two and the recommendation is not going to make any difference.  The EGM we have to hold, according to the law, eight days before the runoff the first bid announced. That’s the Consortium bid, the 6th October, so we have to work our way back a minimum of eight days before the EGM. We’re thinking of somewhere now in the third week of September, all things equal, and in that third week of September then a number of things will be clear. First of all, the shareholders approval of Barclays, World Bank of Scotland, and Fortis will be there or not.  Subsequently if the approvals are there for Fortis and World Bank of Scotland, they can think about their funding whether they will start their funding operations and publish their underwritings because up till today there is only a very general volume underwriting with (inaudible).  There’s no specific underwriting per transaction and a price, that still has to be done.  That of course is a uncertainty which today is in the market and might last for many, many more weeks and that the (inaudible) and the depreciation financial sector which could cause difficulties in funding those transactions. But we take it

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that (inaudible) that third week of September there will be clarity about that point as well and the last point of course which is important in terms of clarity is the Central Bank’s position on the Consortium’s proposal. The Central Bank is due to the time limits which are in place for the periods, they have to come up with an advice is supposed to come out with an advise to the minister somewhere around mid August. So the Barclays could potentially have the word from the minister somewhere in mid August and then we guessed at some months later for the Consortium because they also applied a month later to the D&B for their approvals. So that’s three things. In the meantime we also have had extensive talks with the Consortium on the execution of their plan, how they should be managed, who should be managing what, etcetera. We should have negotiated the (inaudible) which presently is too general in the offering document of the Consortium. At any point in time without any reason, the Consortium can run away. I don’t think that’s an acceptable position to our shareholders. So around that time we should have clarity of all these points and at the same time there should be, there has been share price movement and development particularly on Barclays’ side and that could be an opportune time for the bank to review, again, the offers of both parties and come back again with a recent opinion as we have done this weekend for that period and then of course there’s another two/three weeks to run in which basically the final decisions by shareholders will have to be made.

Male Speaker:
(Inaudible)… Securities.  I have five questions, more operational related because you were very clear about the current issues.  First is:  Loan loss provisions are nearly at an all-time high at ABN AMRO, while we see it (inaudible) nearly all-time lows, we see substantial increase in Italy, also in the Netherlands. Why are the loan loss provisions at ABN AMRO much higher than at the peers?

Rijkman Groenink:	As for clarification, percentage-wise or in absolute numbers, what you talk about?

Male Speaker:	More in percentage.

Huibert Bourmeester:
Would you like them one-by-one or shall we…  Yeah, okay.  Maybe we can turn back to the slide that dealt with provisions.  Let’s see if I can find it quickly for you.  But let me first (inaudible) of one notion and that is that we have higher provisions than our peers, particularly if you look at the provisions that some of the other banks such as Citibank and HBC you will see provision levels that are very similar to ours.  Why do I say that? Because the way we look at our provisions and we try to talk through our provisions is very much related to whether they’re either from a consumer perspective or from a commercial perspective.  Doing multitasking is not easy for men, as I have read somewhere and I’m providing the point.  I think you correctly highlighted but three units, but we also see on this picture first, the first comment I’d like to start off with, 82% of our provisions are from consumer and 18% are commercial.  We are

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actually seeing an all-time low comparable to most of our peers in those particular segments relative to commercial. You can see for instance that Europe that has hardly any consumer business has hardly any provisions. Similarly you see that we have relatively low levels of provisions in areas that have big commercial exposure. Let’s take you through the four units that you indeed reflected on. The first one is Antonventa. Antonventa we changed the accounting in Antonventa, we alluded to that already when we reported on the (inaudible) Q3 and in the full year, which has to do with a different way of accounting for provisions. If you take out the effect, and I refer you to the press release pages that deal with Antonventa, you will see that the difference between last year and this year is 16 million, 1-6 million. We also have made a statement in our press release relative to Antonventa that we expect provisions to go down as a consequence of our improved credit approval systems. That should give you some comfort for Antonventa. Provisions in the BU Latin America are really of course a consequence of significant growth, that I also shared with you of the overall retail loans portfolio. We have shown indeed, as Rijkman is saying, 31% growth over last two years in those portfolios and with that come provisions. So what we then always look it is our net credit margin which is very substantial in Brazil. The third one is our provisions expressed as base points in the balance are still acceptable; although, we did have to take two substantial additions in the corporate clients’ area. Finally the provisions in BU Asia, as you can see, move up, but they move up in line with the growth and actually they are better than growth, i.e., lower than growth levels in Asia. So the total growth from 720 million in the first half of ’06 and 886 in the second, in the first half of ‘07 leads to a change of 166 net. If you compare that change to the overall growth of the portfolios, particularly because, as I said earlier, 80% plus of this is consumer, we would actually say that on a peer level, i.e., comparing it to those players in those markets, what is Taiwan, Latin America, etcetera, we have ample public data that shows that we have actually a slightly better performance in terms of our provisioning. We do expect provisioning to increase marginally in the commercial portfolio. I already indicated that we are at lows in the market. A feature of ABN AMRO Brazil is now our third largest net profit contributor. We’ll be that with that size of a consumer portfolio in Brazil is that you will see a different profile, as we’ve explained over the last two years, than in the past and that drives these numbers on provision and we feel comfortable from an ABN AMRO point of view that these provisions are both appropriate and enough to cover our sins, if you will, but equally also leave us with high credit margins over the products that we sell. That’s the first point.

Male Speaker:	Second question is about what’s the amount of net inflow in private clients because it was mentioned in the press release where asset management did not (inaudible) private clients.

Huibert Boumeester:	On the assets under administration in private clients, we don’t usually give the actual relation of new assets under administration. What you can see in the unit, as we say, is that we’ve had two bits

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of… In fact, one is we’ve sold our business in Miami and that of course had a significant, or significant, a meaningful number of assets under administration on its books. We haven’t disclosed the actual number, but what you can see is that the mix of product in terms of higher volumes in non-interest related products like stocks, investment funds, and structured products has led to an overall increase by 4.7%. If you look at the total or at the profits for the period, excluding the gain on the sale from Miami, you end up with a very robust 27.3% increase to 154 million in terms of net profit. That is important and that’s therefore more a result of inflows in volume or less a result of inflow in volume, more a result of different products sold which clearly have a higher margin.

Male Speaker:	Well perhaps still more… The answer on my question, was the net inflow in private clients positive or negative because in asset management it was negative?

Huibert Boumeester:
What you can see here, and I’m going to draw your attention to Page No. 25 of the press release, we’ve tried to be as specific as possible on the assets under administration, which of course we have given the gross numbers, so up from 133 billion to 150 billion mainly reflecting higher net asset values, but we’re not giving specific numbers.  We’re also giving the net new inflow as a consequence of (inaudible) and the deduction of 2.4 billion of the sale of PC.  But farther than that we don’t go and we are just pointing out at this moment in time that the increase in profitability in private client should give you quite a lot of confidence on the, both the business model and the ability to give us the right return on assigned risk capital.

Male Speaker:
Then a third question and it’s about business unit, the Netherlands, a little bit results are distorted by the inclusion of the global activities.  Is it possible to give the results of Dutch activities without the global activities?

Huibert Bourmeester:
We have undertaken to report externally the BU NL as any regional BU, inclusive of global clients since the 1st of January ’07.  What we are keen to do is make sure that the commitments were tracked in terms of the return on assigned risk capital commitment we made for global clients, so we do publish on a semi-annual basis the results for global clients, but it won’t be the other way around, so you won’t be able to get access to those numbers.

Rijkman Groenink:	But of course slightly more volatility introduced in the BU NL numbers due to the inclusion of global clients.

Huibert Boumeester:
Yes, and you can see that actually in the second quarter, to Rijkman’s point, where you see that because there was a significant number of bigger deals in the first quarter but not in the second you see some volatility as a consequence.

Male Speaker:	Well that’s a consequence more difficultly to analyze the results. Then a third question perhaps combined with the last

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question. The third question is about BU asset management. What was the reason for the outflow of (inaudible). I assume big clients leaving or was it an overall outflow of activities? The last question is: Were large advisory costs in the second quarter, what do you expect in advisory cost for the second half of this year?

Huibert Boumeester:
To answer your question on outflows for asset management, they related particularly to one activity in one subset of our fund offering.  In particular and across the Board, we saw, as you can see, a positive market depreciation and some minor net negative outflows.  We did see strong inflows at (inaudible) and we did see a very stable asset mix. I think that gives you a little bit of a feel for the asset management business. In terms of your question on the advisory fees, do I understand correctly you’re referring to the advisories that we have included in a note for the, under the first segment, mainly the advisory fees for the transaction?  Yeah, and what is your question around that?

Male Speaker:	What can we expect in the second half of this year?

Huibert Bourmeester:
We have, we have… You can I think assume that that number will not quite double, but it will be close to that number in the second half, so the totality is doubling that number with a small margin in the right direction.

Male Speaker:	(Inaudible)…

(Cross talk)

Rijkman Groenink:	Thanks very much (inaudible). Anyone else?

Male Speaker:
Two questions, one question just a follow-up on the BU Netherlands, especially on the low volumes of consumer loans.  Could you clarify how the trend is going especially because the economy is going quite well? My other question is on you mentioned in the valuation process that you’re now in neutral. Does that also mean that you find it realistic option to untangle the bank and its activities in the Netherlands and in other countries?

Rijkman Groenink:
Yes, I’ll just go to the second one and you can answer the (inaudible) the other one.  The position is for the banks is we cannot recommend either of the two offers, but we do continue to support the Barclays’ offer due to its strategic content and the opportunity to keep ABN AMRO more or less intact, retain all growth opportunities create bigger opportunities for our customers.  The breakup scenario as such is proposed by the Consortium is not a favorite as such of the, compared to the offer, the plan, the industrial plan from Barclays.  It’s not to say that we cannot ultimately recommend the offer of the Consortium to our shareholders, but if you just compare industrial plan from Barclays versus industrial plan of the Consortium, to us on balance that looks the more favorable outcome

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for the bank and its stakeholders. That’s the conclusion which we have drawn over this last weekend and published today. Consequently and implicitly of course it says something about how we view breaking up the bank. We don’t think it’s… We cannot convince ourselves that it’s in the interest of other stakeholders than shareholders. But that doesn’t mean that under very detailed circumstances it might be something which ABN AMRO would conclude to do. The thing is what has come out of our analysis of reviewing a managed, we call a managed breakup by ourselves is that the value range which we can create with that exercise is around the offer from the Consortium. The range goes slightly lower to slightly higher. Now that’s, that is, that’s not the difference of 25%, 30%, 50%, 100%. It’s a marginal difference and that has to do with the fact that the offer of the Consortium is fairly pricing the overall ABN AMRO, maybe not all in parts, you could say, it’s valuing the business properly. But overall the valuation of ABN AMRO seems to be all right if we do our own analysis of valuing all bits and pieces against super premia [sic]available in the market. So in itself we cannot create a superior value of what the Consortium offers, so then you have to compare it for our shareholders. Is it in the interest of our shareholders to tell us, “You do the breakup yourself.” Of course we can mitigate the risks because we can manage it much better than the Consortium. We know this bank; we know how to do it, but the end result will take quite some years to do it effectively. There is a substantial tax liability, which we have not been able to find out how we can circumvent because you talk about returning to shareholders basically all the capital, 70 billion plus to shareholders, which we cannot do today in a tax efficient way. So the range which we have, the valuation range which we have doesn’t take into account the time, value of money, nor the potential tax effect, the tax leakage if we would have to do it. We don’t have the capability for buybacks of in that scale repaying reserves, what kind, what have you, all kinds of measures you could think of so that could be a complication. This means that basically the execution with which I’m describing in this scenario rests totally with our existing shareholders. If are shareholders allow that to do, they’ll take the risk of this execution, plus of course if they offer their shares to the Consortium and they get cash, they’re out and they don’t have the execution risks. So we cannot see how we can turn this into a viable opportunity for our shareholders, not for a year of difference. You would need substantial surplus value in order to make, to compensate for the execution risks. You’re thinking. Can you understand what I’m saying?

Male Speaker:	I exactly understand but that means also that from a Board perspective your view is still that for the customers and your employees, Barclays is a preferred option?

Rijkman Groenink:	Yes, correct, yes.

Huibert Bourmeester:	Maybe I can now give you an answer to the first part of your question which is of course commented as you as can see on Page 12 of the press release. We… I think that’s where you picked up the

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comment in terms of consumer loans growth. It says, the commercial loans saw volume growth in lower margin and the inverse took place in consumer loans, i.e., we have not taken price as a way to compete with our consumer loans business. We have seen very healthy growth in our mortgage business, but even there we’ve not always competed on price because that business remains under pressure. So we take a very deliberate approach to our pricing methodology to the Dutch market. We certainly don’t see ourselves as competing on price only and that leads to volatility in market shares that we fully accept in terms of delivering value both into customers and ourselves.

Rijkman Groenink:	Is there a question from the telephone?

Operator:	Thank you. If you have a question, please press star and one on your touchtone phone. Please be patient while we’re queuing for questions.

John Maysoes from Alpine Associates is now online with a question. Excuse me; John, please go ahead with your question. Excuse me; Stuart Graham from Merrill Lynch is now on line with a question.

Stuart Graham:	Oh hi. Can you hear me?

Rijkman Groenink:	Yeah, Stuart, yes.

Stuart Graham:
Hi there. I had two questions on risk please for Mr. Boumeester.  Firstly on leveraged loans, could you maybe comment upon the conditions in the leveraged loan market at the moment? Are you still active in that business and maybe you could tell us what your volume of underwriting commitments is at the present time on leveraged loans?  The second question is: U.S. subprime in your markets business, maybe you could tell us what your exposure to U.S. subprime related ABS is and also CDOs based upon U.S. subprime ABS please?

Huibert Boumeester:
Thank you Stuart.  If you allow me I’ll start with the subprime question. We have no material exposure to the subprime markets in any of our businesses.  Secondly, of course, we do closely monitor the counter parties that may carry subprime risk in their books and we will continue to do so as the market evolves.  On the leverage loan, you wrote, or Merrill Lynch wrote I think a report on the development or the views of (inaudible) in the backhand of last year relative to the expectations of risk in the leveraged loan market.  I think I was also one of the people polled at that time and it was clear from our outlook that we were very cautious about leverage loan portfolio, consequently ABN AMRO has managed its, both its underwriting limits and its final take limits conservatively and we are not concerned with our exposure to leverage loans. We are still concerned with some of the development in the marketplace and we will also continue to monitor that.

Rijkman Groenink:	That answer your question, Stuart?

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Stuart Graham:	Thank you.

Rijkman Groenink:	Any further questions from the telephone?

Operator:	Meiger Jaap from Dresner is now online with a question.

Jaap Meiger:
Hi. This is Jaap Meiger from Dresner. I had a couple of questions. The sale of LaSalle certainly caused some confusion by the capital allocation between the business units and between your business units and the holding.  Now looking at your net interest income from the holding, it sharply fell in the quarter mainly due to lower ALM gains, I presume. But is it true that you over capitalized your BUs at the expense of the holding; and if so, how do you charge for those inter-group financing, is my first question?  Second question relates to the AFS gains on debt securities. You seem to have picked up quite a lot and I was just wondering how you would allocate them to the different business units?  Finally, maybe I don’t expect an answer on that one, but which parts to business units do you think are not fairly priced by the Consortium? Thanks.

Rijkman Groenink:	Are not, sorry, are not?

Jaap Meiger:	Which business units of the Consortium are not fairly priced according to your view and which are actually fairly priced?

Huibert Boumeester:
Maybe we could start with the capital question first.  We’ve tried to explain to you and it’s available of course still in terms of the accounting reconciliation on the capitalization of ourselves and also relative to the capital ratio that we need within LaSalle and for the bank as a hole.  We do mange capital tightly at 6.1%, our core tier 1 ratio has come out for the first half. We do not have a policy of deliberately under leveraging any of our units and we certainly won’t start doing that either.

Jaap Meiger:	So how do you explain the negative 207 million net interest income then in the holding?

Hubert Boumeester:	Yes, I was going to come to that.

Jaap Meiger:	All right.

Hubert Boumeester:
So the net interest income I think you’re rightly alluding to, we have less ALM revenues then we had seen over previous years. That will continue to be the case in this kind of an environment and perhaps I can just jump to your other question which is around in terms of our assets held for sale, our securities portfolio.  Yes, that represents the total benefits from our asset sale for sale and the P&L consequences of that we do not split them out by BU.

Jaap Meiger:	But just fairing that you’re maybe inflating the BU Europe by some debt, debt sales you’ve done they seem to be quite high,

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certainly not sustainable.

Hubert Boumeester:	Sorry, could you repeat that question?

Jaap Meiger:	They certainly do not look sustainable those gains and debt securities at the level we’ve seen in the quarter are closer 200 million.

Hubert Boumeester:	We’ve seen good returns from the securities that we had in our portfolio and I would certainly not recommend that you assume that they will be the same going forward per se.

Rijkman Groenink:
On the fairly priced question, we think that not to name any specific assets, but we think that there might be a certain under evaluation of emerging market assets in a certain over evaluation of mature assets, assets in mature markets.

Jaap Meiger:	Interesting. On the cap allocation it should be done, I assume that roughly you allocated about 6% to every BU, I presume that there are not major deviations.

Hubert Boumeester:
Deviations are sometimes caused by local regulations which may require, of course, a higher capital ratio, which is currently of course the case in most emerging markets; therefore, you might because of regulatory reason see some over allocation of capital.  But it is never our intention to deliver the capital, on the capitalized any unit.

Jaap Meiger:	You do charge for inter-grouped financing, I suppose?

Hubert Boumeester:	To confirm that point, yes.

Jaap Meiger:	All right. Thanks (inaudible).

(Cross talk)

Rijkman Groenink:	We follow the methodology of assigned risk capital, which is (inaudible) scientific way of allocating capital on the basis of a risk assessment and the price for that is the same.

Jaap Meiger:	Yeah, you’ve disclosed a previously unit assigned. Thanks a lot.

Rijkman Groenink:	Any further questions from the telephone?

Operator:	Arturo De Frias from Dresner is now online with a question.

Arturo De Frias:
Yes, hello.  I have a couple of further questions I’m afraid again related on the offer, on the mechanics of the, to the fine offers or your view of the (inaudible) offers going forward.  First question:  You have alluded to several reasons why you still cannot recommend the Consortium offer and I think the two first issues related to 40s, the (inaudible)… and the second (inaudible) relating to the funding which (inaudible) to some extent the same point.  My question would be: If the ABN of 40s

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goes higher on the (inaudible) for the capital increase, could that impact your view of the Consortium, could that help us or help you to recommend the Consortium offer? Second question, and related to the first one, you have said that despite you have redrawn the recommendation for the Barclays’ offer, you still support the Barclays’ offer to some extent because they still want to kind of acquire most of ABN, but there are people in the market who thinks that still the ABN, sorry, the Barclays’ offer is significantly inferior to the Consortium offer and the only way that Barclays can change that is by selling more assets, so pledging to sell more assets of ABN. If they were to do so, if they were to announce, for example, that they have plans to sell Brazil to a third party to increase their cash in their offer, could that impact negatively in your view and your still kind of support of the Barclays’ offer? Thank you.

Rijkman Groenink:
Your first I tried already to answer and I said, of course, the uncertainties and unknowns relating to the Consortium offer make it for us impossible today to recommend the offer. But I also said that we can clearly see a situation in which we would recommend the offer if the offer financially is, continues to be clearly superior to the Barclays’ offer and the uncertainties we mentioned are gone away, have gone away like the (inaudible) shareholders’ meeting, the funding, the Dutch Central Bank, the (inaudible), a number of things.  So we are not excluding at all that at some point in time we would recommend for this offer.  The… You’re absolutely right; why didn’t we recommend the Barclays’ offer, because the Barclays’ offer, although as an industrial plan is favorite, is more favorable than the Consortium plan, it is inferior to the shareholders and therefore we cannot recommend that offer. That could change. But your question all relates to selling more assets. Well it is our understanding with Barclays, and we haven’t agreed and we have an agreed deal with them, as you know, that this is what it is.  We decided to sell LaSalle and we met their agreement at that point in time when we (inaudible) to them. The merger rationale, the merger strategy of this combination is based on structurally investing in growth markets.  And we can’t, Brazil and (inaudible) within the Italian growth market as key assets in that growth strategy, so we could not imagine that a merger, an agreed merger with ABN AMRO would consist of selling these key assets.

Arturo De Frias:	So in other words, if they were to need to sell Brazil, you would immediately withdraw your recommend, well it would make it impossible for you to recommend their offer again.

Rijkman Groenink:
Well it would not, that depends because it would…  I think the basis for the merger agreement could then be doubted and it could not any longer be an agreed merger between the two of us.  It could therefore be an unagreed deal, an unagreed offer like the Consortium today is an unagreed offer.  As I earlier said to you, we could even recommend and unagreed offer from the Consortium, so technically there could still be a possibility that we would

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recommended… If that, if of course that bid would become superior to the Consortium because that is the only criteria which we use for recommendation, recommending an offer to shareholders that the bid has to be superior for shareholders.

Arturo De Frias:
But to some extent, and correct me if I’m wrong, this is kind of eliminating the possibility of your recommending the Barclays’ offer (inaudible) because it seems clear that Barclays will not be able to present a superior offer to the Consortium without selling all their assets. So either the offer is not superior or they will sell all their assets and in both cases you wouldn’t recommend their offer.

Rijkman Groenink:
Well I remind you, I’m not going to speculate whether the share price for Barclays could not gain to such an extent that the offer automatically (inaudible) the price for ABN AMRO would become superior to the offer of the Consortium.  That is not to be excluded technically.  There are few reasons which underlie the potential for the Barclay share price to recover.  First of all, the stand-alone value of Barclays by the analyst world the consensus is that it should be around 8 sterling and not what it is today.  Secondly, the market has not incorporated any of the cost synergies contemplated with the merger with ABN AMRO.  They’re not in the share price either.  Thirdly, the market has digested, but also not prudent to the share price positive effect of the strategic corporation with China Development Bank.  So there are enough grounds to underpin the possibility that the Barclay share price would recover sufficiently to become the basis for a competing and superior offer to the Consortium.

Arturo De Frias:
To some extent, and sorry to reiterate, but to make it clear, to some extent the only hope that Barclays is still (inaudible) in order to become again recommended is that their share goes up substantially?

Rijkman Groenink:	I would tend to agree with that.

Arturo De Frias:	Okay. Thanks.

Rijkman Groenink:	Any further questions from the telephone?

Operator:	Jean-Pierre Lambert from KBW is now online with a question.

Jean-Pierre Lambert:
Yes, good afternoon, Jean-Pierre from KBW.  Three questions:  The first one is: What is the total net profit contribution of global markets plus global trading?  I mean there’s overlap between the two just to see what is the contribution of corporate investment banking if you wanted a total (inaudible).  Already I think global trading is around 32%, so I wonder asset global markets is 32% if you add global clients, so then what is the total of global markets plus global clients excluding the overlap?  Second question is…

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Rijkman Groenink:	Just for understanding properly, you just said global markets plus global trading (inaudible)…

(Cross talk)

Jean-Pierre Lambert:	No, no, sorry, global markets plus global clients, excuse me.

Rijkman Groenink:	Global clients, you said global trading.

Jean-Pierre Lambert:
Yeah, that was a mistake of mine, global markets plus global clients. There was an overlap between the two and I just would like to see what is in that profit contribution of those two units to the (inaudible) group.

Hubert Boumeester:
We as…  As you know, we assumed a different way of reporting from the 1st of January 2006.  For ease of reference we did include a way of looking at our 2005 numbers on that basis in our annual report of ’06.  We no longer provide that data. I can tell you what the contribution in terms of profitability from global markets because we’ve put it on our press release which is around 30% of our total business and we have, of course, highlighted the point that profit for the period is 730 million for global markets.  We do not provide other data.

Jean-Pierre Lambert:
Second question, I’m coming back to the disposal. You indicate that it’s not your intention to proceed with significant disposals in the present time.  I mean (inaudible) you consider that the disposal of private banking, for example, private clients would be not a significant one would you be approached by a candidate for that activity?

Hubert Boumeester:	The answer I think is no, we would consider that a major disposal and we’re not undertaking any major disposals.

Jean-Pierre Lambert:	Thank you. The last question is purely informational. What is the size of the risk weighted assets of the LaSalle activity, maybe it’s disclosed?

Rijkman Groenink:	What is the size of the…

Jean-Pierre Lambert:	…risk-weighted assets.

Rijkman Groenink:	…risk weighted assets, okay.

Hubert Boumeester:	It’s 64 billion euros.

Jean-Pierre Lambert:	Thank you very much.

Hubert Boumeester:	But let me clarify that further, if you want further data on RDWs, we’re happy to give those to you and refer you to the right section through Investor Relations.

Rijkman Groenink:	Any further questions from the floor or from the telephone because

July 30, 2007, 3:00 pm Greenwich Mean Time	Page 22

ABN AMRO Bank N.V.	Second Quarter Results 2007

we’re getting (inaudible)…

(Cross talk)

Operator:	Ralf Bauer from West LB is online with a question.

Ralf Bauer:
I’d like to ask you two questions related to subprime mortgages in the U.S.  First are there, did you assume any liabilities in the course of the sale of the ABN AMRO Mortgage Group?  Might there be any change in terms for the sale of LaSalle if there is a substantial change in the risk exposure from the portfolio you hand over? Thank you.

Hubert Boumeester:
No, we have no remaining liabilities as a result of the A subprime portfolio because it is not significant in LaSalle.  We also have no significant subprime portfolio exposure elsewhere and the adjustment for price is on a dollar-for-dollar basis in terms of the projected net profit for LaSalle for ’07 as we published in our section on the U.S.  But we’re confident that that will not come into play.

Rijkman Groenink:	We were not (inaudible) prime business in the mortgage business, so when we sold to the mortgage businesses we did not unsell subprime business.

Jean-Pierre Lambert:	Thank you very much.

Operator:	There are no more questions from the phone at this time.

Rijkman Groenink:
Okay, thank you very much.  Then I’ll ask once more, are there any questions from the floor?  Not that I see of.  Thank you very much all of you for attending this conference call.  I hope to talk to you soon.  Thank you very much.

:
Please Note:	* Proper names/organizations spelling not verified.
[sic] Verbatim, might need confirmation.

July 30, 2007, 3:00 pm Greenwich Mean Time	Page 23

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements

This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. (“ABN AMRO”). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the outcome of the offers for our business by Barclays PLC (“Barclays”) and the consortium of Fortis, RBS and Santander (the “Consortium”); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information

On July 30, 2007, ABN AMRO filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the US Securities and Exchange Commission in which it advised the ABN AMRO shareholders that the ABN AMRO Managing Board and the ABN AMRO Supervisory Board are not currently in a position to recommend either the offer launched by the Consortium or the potential offer by Barclays and that ABN AMRO will further engage with both parties with the aim of continuing to ensure a level playing field and minimizing any of the uncertainties currently associated with the offers and with a view to optimizing the attractive alternatives available to ABN AMRO's shareholders.

Barclays has filed with the US Securities and Exchange Commission a Registration Statement on Form F-4 (as amended) which contains a prospectus.  Barclays expects to file with the US Securities and Exchange Commission additional amendments to such Registration Statement as well as a Tender Offer Statement on Schedule TO and other relevant materials.  In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a

Solicitation/Recommendation Statement on Schedule 14D-9 in respect of the potential offer by Barclays and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTIONS IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended offer, the making of the intended offer and the issuance and offering of Barclays ordinary shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: August 2, 2007	By:	/s/ Dies Donker
		Name:	Dies Donker
		Title:	Head of Investor Relations

	By:	/s/ Willem Nagtglas Versteeg
		Name:	Willem Nagtglas Versteeg
		Title:	Company Secretary